Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2018	2017
Earnings:
Income before income taxes	$5,047	$4,592
Add:
Interest and other fixed charges, excluding capitalized interest	774	761
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	133	140
Distributed income of investees accounted for under the equity method	7	7
Amortization of capitalized interest	4	4
Less:
Equity in earnings of investments accounted for under the equity method	44	25
Total earnings available for fixed charges	$5,921	$5,479
Fixed charges:
Interest and fixed charges	$794	$778
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	133	140
Total fixed charges	$927	$918
Ratio of earnings to fixed charges	6.39x	5.97x

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